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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            PMA Capital Corporation
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                               (Name of Issuer)


                 Class A Common Stock, $5 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   693419202
                              -------------------
                                (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13G

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CUSIP No. 693419202                        Page   2    of    6    Pages
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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        John W. Smithson
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2
      (a) [_]
      (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

        Citizen of the United States of America
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                                585,531 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                   57,200 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                585,531 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                57,200 shares
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        642,731 shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
        6.2%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
        IN

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                                 SCHEDULE 13G

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CUSIP No. 693419202                        Page   3    of    6    Pages
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Item 1(a) Name of Issuer:

            PMA Capital Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

            1735 Market Street, Philadelphia, Pennsylvania
            19103-7590

Item 2(a) Name of Person Filing:

            John W. Smithson

Item 2(b) Address of Principal Business Office or, if none, Residence:

            1735 Market Street, Philadelphia, Pennsylvania
            19103-7590

Item 2(c) Citizenship:

            Citizen of the United States of America

Item 2(d) Title of Class of Securities:

            Class A Common Stock, $5 par value per share

Item 2(e) CUSIP Number:

            693419202
            ---------

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable.
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                                 SCHEDULE 13G

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CUSIP No. 693419202                        Page   4    of    6    Pages
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Item 4. Ownership:

     (a)  Amount beneficially owned:
          642,731 shares (1)

     (b)  Percent of class:
          6.2%(1)

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 585,731 shares(1)

          (ii)  Shared power to vote or to direct the vote: 57,200 shares(1)

          (iii) Sole power to dispose or to direct the disposition of: 585,731 shares(1)

          (iv) Shared power to dispose or to direct the disposition of: 57,200 shares(1)

     ___________________
     (1) Represents (i) 193,900 shares of the Company's Common Stock, $5 par value per share, or 1.4% of the outstanding shares of the Company's Common Stock, of which 136,700 are owned by Mr. Smithson directly, 55,000 shares are owned by Mr. Smithson's wife and 2,200 shares are owned by Mr. Smithson's dependent daughters, and which are convertible into an aggregate of 193,900 shares of the Company's Class A Common Stock, (ii) 86,395 shares of the Company's Class A Common Stock owned by Mr. Smithson directly and (iii) options to purchase 362,436 shares of Class A Common Stock that are currently exercisable or will become exercisable within the next 60 days. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 13,520,261 shares of Common Stock and 9,837,963 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock and no exercises of currently exercisable stock options, the holders of the shares reported in this footnote would be entitled to cast 1.4% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.
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                                 SCHEDULE 13G

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CUSIP No. 693419202                        Page   5    of    6    Pages
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Item 5.  Ownership of Five Percent or Less of a Class:

                Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by Mr. Smithson.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                Not applicable.

Item 8.  Identification and Classification of Members of the Group:

                Not applicable.

Item 9.  Notice of Dissolution of a Group:

                Not applicable.

Item 10. Certification:

                Not applicable.
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                                 SCHEDULE 13G

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CUSIP No. 693419202                        Page   6    of    6    Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date:    March 19, 1999                       /s/ John W. Smithson
     ---------------------                    ----------------------------------
                                              John W. Smithson